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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.______)*


                                Heico Corporation
                ------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                    422806109
                ------------------------------------------------
                                 (CUSIP Number)

             Rene Plessner                        Ivan W. Dreyer, Esq.
    Rene Plessner Associates, Inc.               Baer Marks & Upham LLP
            375 Park Avenue                         805 Third Avenue
       New York, New York 10152                 New York, New York 10022
            (212) 421-3490                           (212) 702-5751

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                 January 9, 1997
          ------------------------------------------------------------
            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

                                  SCHEDULE 13D

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 2 of 15 Pages
-------------------------------                     ----------------------------


================================================================================
 1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Rene Plessner

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                          PF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION          United States

--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER                279,979
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER                  0
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9.  SOLE DISPOSITIVE POWER            279,979

                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER             0

--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        279,979

--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|

--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%

--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON                 IN

================================================================================


                       SEE INSTRUCTIONS BEFORE FILLING OUT

                                       SCHEDULE 13D

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 3 of 15 Pages
-------------------------------                     ----------------------------


================================================================================
 1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Rene Plessner as trustee for the Rene Plessner Associates, Inc. Profit Sharing Plan

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                          WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 |_|

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION New York

--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER                168,088
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER                  0
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9.  SOLE DISPOSITIVE POWER            168,088

                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER             0

--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                168,088

--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|

--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON                 EP

================================================================================


                       SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 4 of 15 Pages
-------------------------------                     ----------------------------


Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D ("Statement") relates is the Common Stock, $.01 par value per share (the "Stock"), of Heico Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3000 Taft Street, Hollywood, Florida 33021.

Item 2. Identity and Background

     (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) under the Securities Exchange Act of 1934, as amended (the "Act"): (i) Rene Plessner, an individual ("Plessner") and (ii) Rene Plessner as trustee for the Rene Plessner Associates, Inc. Profit Sharing Plan ("Plessner Plan"). Plessner and the Plessner Plan are collectively referred to herein as the "Reporting Persons."

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The address of the principal business and principal office of each Reporting Person is 375 Park Avenue, New York, New York 10152.

     (c) The Plessner Plan is a trust organized to administer the employee profit sharing plan of Rene Plessner Associates, Inc., an executive search company. The Plessner Plan is administered by Plessner as sole trustee.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Plessner is a citizen of the United States and the Plessner Plan is a Trust organized under the laws of the State of New York.

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 5 of 15 Pages
-------------------------------                     ----------------------------


Item 3. Source and Amount of Funds or Other Consideration

     The consideration used for the Stock acquisitions by Plessner was obtained from personal funds of Plessner. The funds for the Stock acquisitions by the Plessner Plan were provided by monies invested by or contributed on behalf of employee participants in the Plessner Plan.

Item 4. Purpose of Transaction

     The purpose of the acquisitions was for investment in the ordinary course. Pursuant to Rule 13d-1, no schedule 13D was required to be filed in respect of the Stock prior to the date hereof. The Reporting Persons reserve the right at any time and from time to time, depending on market or other factors, to acquire additional shares of Stock or other securities of the Issuer, to dispose of all or any portion of the Stock or other securities of the Issuer now or hereafter held by them and to take any other action with respect to the Issuer or its securities permitted by law.

      Except as set forth in this Item 4, none of Plessner and the Plessner Plan has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

          (a) Plessner holds 111,891 shares of Stock directly, constituting 2.1% of the class. The Plessner Plan holds 168,088 shares of Stock, constituting 3.2% of the class. Plessner, as a sole trustee of the Plessner Plan, may be deemed to beneficially own an aggregate of 279,979 shares of Stock, constituting 5.3% of the class.

          The stated percentages are based on 5,253,833 shares of Stock outstanding as of January 9, 1997.

          (b) Plessner has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which he is the beneficial owner. The Plessner Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is the beneficial owner, which power is exercised through Plessner, as sole trustee.

          (c) A schedule of each transaction in the Stock by the Reporting Persons during the past 60 days is attached as Exhibit B.

          (d) Not applicable.

          (e) Not applicable.

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 6 of 15 Pages
-------------------------------                     ----------------------------


Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described in Item 2(a) above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any other person with respect to the Stock or other securities of the Issuer.


Item 7. Material to be Filed as Exhibits

     Exhibit A - Agreement pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, with respect to Schedule 13D filings.

     Exhibit B - Schedule of Transactions in Stock.

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 7 of 15 Pages
-------------------------------                     ----------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Statement is true, complete and correct.

Dated: January 17, 1997



                               /s/Rene Plessner
                               -----------------------------
                               Rene Plessner



                              RENE PLESSNER ASSOCIATES, INC. PROFIT SHARING PLAN

                              By:/s/Rene Plessner
                                 -----------------------------
                                 Rene Plessner, Trustee

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 8 of 15 Pages
-------------------------------                     ----------------------------


                                    Exhibit A

    Agreement Pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of
             1934, as amended, with respect to Schedule 13D filings.

     The undersigned acknowledge and agree that, with respect to the securities of Heico Corporation held by Rene Plessner and Rene Plessner Associates, Inc. Profit Sharing Plan, the undersigned may be required to file an amendment containing the information required by Schedule 13D under the Securities and Exchange Act of 1934 (the "Act") with respect to such securities. Accordingly, pursuant to Rule 13D(1)(f)(1) of the Act, the undersigned acknowledge and agree that such amendment of Schedule 13D shall be deemed filed on behalf of each of them, and for such purpose each of the undersigned appoints Rene Plessner, with power of substitution, to execute and file, in the name and on behalf of the undersigned, any and all such Schedules 13D and further amendments thereto.


     Dated: January 17, 1997.



                        /s/Rene Plessner
                        ----------------------------
                        Rene Plessner



                       RENE PLESSNER ASSOCIATES, INC. PROFIT SHARING PLAN

                       By:/s/Rene Plessner
                          ------------------------------------
                          Rene Plessner, Trustee

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 9 of 15 Pages
-------------------------------                     ----------------------------


                                    Exhibit B

                      Schedule of Transactions in the Stock

     The following table sets forth transactions effected by Plessner and the Plessner Plan in the last 60 days. Unless otherwise noted, each of the transactions reflects a sale by means of trades on the American Stock Exchange.

                                              Shares
                  Price per        --------------------------------
Trade Date        Share ($)           Plessner     Plessner Plan

11/11/96             17 1/8             200

11/11/96             17 1/4             200

11/11/96             17 1/4             200

11/12/96             17 3/8             200

11/12/96             17 3/8             200

11/14/96             17 3/8             200

11/15/96             18 1/4                             200

11/15/96             17 1/2                             500

11/15/96             17 5/8                             500

11/15/96               18                               300

11/15/96             17 3/4                             500

11/15/96               18                               500

-------------------------------                     ----------------------------
CUSIP No. 422806109                                     Page 10 of 15 Pages
-------------------------------                     ----------------------------


                                              Shares
                  Price per        --------------------------------
Trade Date        Share ($)           Plessner     Plessner Plan

11/29/96             18 1/4                             200

11/29/96             18 3/4                             200

11/29/96             19 1/2                             200

12/2/96              20 3/8                             200

12/2/96              20 3/8                             200

12/2/96              20 1/2                             200

12/3/96              20 7/8                             200

12/3/96              21 3/8                             200

12/4/96                21                               200

12/5/96                21                               200

12/5/96              20 7/8                            1000

12/6/96              20 7/8                             200

12/9/96                21                               200

12/10/96             21 1/8                             200

12/10/96             21 1/4                             200

12/11/96             21 1/8                             200

-------------------------------                     ----------------------------
CUSIP No. 422806109                                     Page 11 of 15 Pages
-------------------------------                     ----------------------------


                                              Shares
                  Price per        --------------------------------
Trade Date        Share ($)           Plessner     Plessner Plan

12/12/96             21 1/4                             200

12/12/96             21 1/4                             200

12/12/96             21 1/4                             200

12/13/96               21                               200

12/16/96             21 3/8                             200

12/17/96               21                               200

12/17/96             20 7/8                             200

12/17/96               21                               200

12/18/96             21 3/8                             200

12/20/96             21 3/4                             200

12/20/96             22 1/8                             200

12/20/96             22 1/8                             200

12/23/96             22 7/8                             200

12/23/96             22 3/8                             200

12/23/96             22 3/8                             200

12/24/96             23 1/8                             200

-------------------------------                     ----------------------------
CUSIP No. 422806109                                     Page 12 of 15 Pages
-------------------------------                     ----------------------------


                                              Shares
                  Price per        --------------------------------
Trade Date        Share ($)           Plessner     Plessner Plan

12/26/96             23 3/4                             200

12/26/96             23 3/4                             200

12/27/96             24 5/8                             200

12/30/86             27 7/8                             200

1/6/97                 23                               200

1/7/97               23 7/8                             200

1/9/97               24 1/4                             800

1/9/97               24 1/8                             200

1/9/97               24 1/8                             600

1/9/97               24 1/4                             300

1/9/97               24 3/8                             300

1/9/97               24 3/4                             300

1/9/97               24 1/8                             200

1/9/97               24 1/4                             200

1/9/97               24 3/8                             200

1/9/97               24 5/8                             200

-------------------------------                     ----------------------------
CUSIP No. 422806109                                     Page 13 of 15 Pages
-------------------------------                     ----------------------------


                                              Shares
                  Price per        --------------------------------
Trade Date        Share ($)           Plessner     Plessner Plan

1/9/97               24 3/4                             200

1/9/97               24 3/4                             200

1/9/97               25 1/8                             200

1/10/97                25                               200

1/10/97                25                               200

1/10/97              25 1/4                             200

1/10/97                25                               100

1/10/97              25 1/8                             100

1/10/97              25 1/4                             100

1/10/97               25                               1000

1/10/97               25                                800

1/10/97              25 1/4                             500

1/10/97               25                                300

1/11/97               25                                500

1/11/97              25 1/4                             500

1/11/97              25 1/4                             200

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 14 of 15 Pages
-------------------------------                     ----------------------------


                                              Shares
                  Price per        --------------------------------
Trade Date        Share ($)           Plessner     Plessner Plan

1/11/97              25 1/4                             200

1/11/97              25 1/8                             200

1/13/97              26 1/8                             800

1/13/97              26 3/8                             500

1/13/97              26 5/8                             500

1/13/97              26 7/8                             500

1/13/97                27                               500

1/13/97              25 7/8                             300

1/13/97              25 7/8                             200

1/13/97              25 3/4                             300

1/13/97                26                               200

1/13/97              26 1/8                             200

1/13/97              25 3/4                             700

1/13/97              25 3/8                             500

1/13/97              25 5/8                             500

1/13/97              25 7/8                             500

-------------------------------                     ----------------------------
CUSIP No. 422806109                                      Page 15 of 15 Pages
-------------------------------                     ----------------------------


                                              Shares
                  Price per        --------------------------------
Trade Date        Share ($)           Plessner     Plessner Plan

1/13/97              26 1/8                             500

1/14/97              25 5/8                             200

1/14/97              25 3/4                             200

1/14/97              25 7/8                             200

1/14/97                26                               200

1/14/97              26 1/8                             200

1/15/97              25 3/8                             300

1/15/97              25 1/2                             200

1/15/97              25 3/4                             300

1/15/97              25 7/8                             200